APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Oak & Main, LLC

Jan 01, 2019 - Dec 31, 2019

Income

Business Income	$4,722
TOTAL INCOME	**$4,722**

Expenses

Advertising	$0
Car and truck	$0
Commissions	$0
Contract labor	$2,200
Entertainment	$0
Equipment rent and lease	$0
Insurance	$0
Interest paid	$0
Legal and professional services	$0
Loan principal	$0
Materials & Supplies	$1,069
Meals	$0
Office expenses	$20
Other business expenses	$650
Rent and lease (business bldg/land)	$4,093
Repairs and maintenance	$0
Taxes and licenses	$100
Travel expenses	$0
Utilities	$750
TOTAL EXPENSES	**$8,882**
NET INCOME	-$4,160

Oak & Main, LLC
Balance Sheet - unaudited
For the period ended
12/31/19

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 7,500.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	7,500.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	10,000.00
Computer Equipment	300.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	10,300.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 17,800.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		17,800.00

I, Kara Danielle Hoagland, certify that:

1. The financial statements of @Oak & Main, LLC included in this Form are true and complete in all material respects; and

2. The tax return information of @Oak & Main, LLC included in this Form reflects accurately the information reported on the tax return for @Oak & Main, LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Kara Danielle Hoagle*

Name: Kara Danielle Hoagland

Title: owner